CIRCLE

Obianozo Chukwuma <obi@seedinvest.com>

SeedInvest's Weekly Highlights: Fireside Chat with SeedInvest CEO, Innovega Returns & More

1 message

SeedInvest <deals@seedinvest.com>
Reply-To: contactus@seedinvest.com
To: obi@seedinvest.com

Mon, Mar 15, 2021 at 2:57 PM

seedinvest

Top 5 Weekly Highlights

SeedInvest's Weekly Highlights is a roundup of a selection of 5 deal updates, key milestones, portfolio company news, and more from the prior week.



1. Join us on Thursday, March 18th at 3pm ET for a fireside chat with SeedInvest CEO Ryan Feit and entrepreneur Mark T. Lynn (founder of AMASS, Winc, Digital Brands Group). They will discuss the new groundbreaking changes to Regulation Crowdfunding (Reg CF) and Regulation A+. Register here.

2. Innovega, the creator of smart contact lenses and glasses delivering high-performance AR/VR experiences, is back for its Series A round after two previously successful raises on SeedInvest. This time, the round is open to all investors. Learn more.
3. Check out our new blog post, "When Can Investors Expect to Receive Company Updates," to learn more about quarterly reporting from companies that raise on our platform. Learn more.
4. BabyQuip, a baby gear rental service and SeedInvest portfolio company, was recently featured on Inside Edition. The show called in one of the company's certified cleaning experts to see just how dirty kids plush toys can be. Learn more.
5. Have you noticed that companies on other equity crowdfunding platforms such as StartEngine and Wefunder offer common stock to investors? Our new investor education blog series post, "Beware of Common Stock," explores why deals on SeedInvest do not offer this security type (hint: it's to protect startup investors). Learn more.

Check out our **browse offerings** page to learn more about all our live deals.

Questions? Email us. We're happy to help.

note you will still receive investment confirmation emails and all other transactional emails related to activities on your account.

Innovega is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Innovega: https://www.seedinvest.com/innovega